June 13, 2025

Anthony F. Marone, Jr.
Chief Financial Officer and Treasurer
Blackstone Real Estate Income Trust, Inc.
345 Park Avenue
New York, NY 10154

       Re: Blackstone Real Estate Income Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 000-55931
Dear Anthony F. Marone, Jr.:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities
Funds from Operations, Adjusted Funds from Operations and Funds Available for Distribution, page 105

1. We note your adjustment of $154,536,000 labeled Other to arrive at AFFO attributable to BREIT stockholders and to arrive at AFFO attributable to
BREIT
       stockholders and OP unitholders. Please tell us and enhance your disclosure to clarify the nature of the items in this adjustment.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Investment Portfolio, page 112

2. We note your presentation of gross asset value in your tabular disclosure on page 113 and your footnote (6) to the table. It appears this measure includes your allocable
 June 13, 2025
Page 2

       share of the fair value of real estate investments held by unconsolidated entities.
       Please advise, or revise to explicitly clarify what is presented within this measure.
3. We note your presentation of segment revenue in your tabular disclosure on page 113.
       We further note your footnote (7) to the table indicates this measure includes your allocable share of revenues generated by unconsolidated entities. It appears such measure may be a non-GAAP measure. Please tell how you determined it was unnecessary to include the disclosures required by Item 10(e) of
Regulation S-K, or
       revise to include such disclosures and provide us an example of your proposed disclosures. In your response, please also address your consideration of whether the label "Segment Revenues" is the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures, or revise to relabel the column and provide us with your proposed label.
Results of Operations
Same Property NOI, page 125

4. We note you have excluded non-core property expenses to arrive at NOI attributable to BREIT stockholders. Please address the following:
           Please tell us and revise your filing to clarify the nature of these expenses.
           Tell us and revise your filing to clarify how you determined the exclusion of these expenses is useful to investors.
           Please clarify for us if these expenses are normal, recurring, cash operating expenses necessary to operate your business.
       Please refer to Item 10(e) of Regulation S-K and Question 100.01 of the Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction